                                   EXHIBIT 11


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


                                          Three Months Ended  Six Months Ended
                                               June 30,           June 30,
                                            1996      1995     1996     1995
                                          --------  --------  -------  -------
                                          (In thousands except per share data)
Net income                                  $1,250    $1,135   $2,404   $2,162

Primary average common and common
 equivalent shares                           2,483     2,467    2,480    2,457
Primary earnings per common and common
 equivalent share                           $ 0.50    $ 0.46   $ 0.97   $ 0.88

Fully diluted average common and common
 equivalent shares                           2,484     2,467    2,480    2,457
Fully diluted earnings per common and
 common equivalent share                    $ 0.50    $ 0.46   $ 0.97   $ 0.88

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